                                December 27, 2006

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Chad D. Eskildsen, Senior Accountant

     Re:  MGI Funds--Preliminary Information Statement

Dear Sir and Madam:

     On behalf of the MGI Funds (the "Trust" or the "Registrant"), following are the responses to the comments of the Staff of the U.S.  Securities  and Exchange
Commission  (the  "SEC")  conveyed  with regard to the  Preliminary  Information
Statement (the "Information  Statement") relating to the Trust's series, the MGI
Core   Opportunistic   Fixed  Income  Fund  (the  "Fund"),   which  will  inform
shareholders of the Fund of the approval of a new subadvisory  agreement between
Mercer Global  Investments,  Inc., the Fund's  investment  advisor ("MGI" or the
"Advisor"),  and  BlackRock  Financial  Management,  Inc.  (formerly,  BlackRock
Advisors, Inc.) ("BlackRock" or the "Subadvisor"). The Information Statement was
filed with the SEC, pursuant to Rule 14c-5(a) under the Securities  Exchange Act of 1934, as amended (the "1934 Act"), on Thursday, December 14, 2006.

     Chad D. Eskildsen had  communicated the Staff's comments on the Information
Statement to Mark A. Sheehan of Stradley,  Ronon,  Stevens & Young, LLP, counsel to the Trust, in a telephone conversation on Wednesday,  December 20, 2006. Each
Staff  comment is  summarized  below,  followed by the  Trust's  response to the respective comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Information Statement.

     1. Comment. On page 4 of the Information  Statement,  in the section titled
"The Subadvisor,"  please disclose the subadvisory fees paid to BlackRock in the
Fund's last fiscal year.

     Response.  Initially, the Trust notes that it operates in reliance upon the exemptive  order (the  "Order")  issued by the SEC to the Trust and the  Advisor that  permits  the  Trust to

U.S. Securities and Exchange Commission
December 27, 2006

utilize a  manager-of-managers  structure.(1)  For  purposes of the  Information
Statement,  condition 3 of the Order(2)  allows the Trust to use  "Aggregate Fee
Disclosure," which was defined in the Order as:

     "...permit[ting]  the  Trust to  disclose  for each  Fund (as both a dollar amount and as a percentage  of each Fund's net assets):  (a) the  aggregate fees  paid to the  Advisor  and  any  Affiliated  Subadvisers,  and (b) THE
     AGGREGATE  FEES PAID TO  SUBADVISERS  OTHER THAN  AFFILIATED  SUBADVISERS."
     (Emphasis added)

     The  condition  is intended to allow the Trust and the Advisor to negotiate more favorable subadvisory rates with subadvisors,  thereby benefiting the Trust and its  shareholders.  In accordance with this condition,  as an alternative to disclosing the subadvisory fees paid to BlackRock in the Information  Statement, the Fund is permitted to disclose the  aggregate  subadvisory  fees paid to BOTH
BlackRock  and Western Asset  Management  Company  ("WAMCo"),  the Fund's second subadvisor.  In light of  this,  the  following  underlined  disclosure  will be inserted  at the  end of the  initial  paragraph  of  the  section  titled  "The
Subadvisor":

     BlackRock   is   independent   of   the   Advisor,   and   discharges   its
     responsibilities  subject to the oversight and  supervision of the Advisor.
     BlackRock is compensated out of the fees that the Advisor receives from the
     Fund.  There will be no  increase  in  advisory  fees paid by the Fund as a consequence of the Current Subadvisory Agreement. FOR THE FISCAL YEAR ENDED
     MARCH 31, 2006,  THE ADVISOR PAID AGGREGATE  SUBADVISORY  FEES TO BLACKROCK
     AND WAMCO OF $284,924,  WHICH  REPRESENTED  0.274% OF THE AVERAGE DAILY NET
     ASSETS OF THE FUND. THE FEES PAID BY THE ADVISOR TO EACH SUBADVISOR  DEPEND
     UPON THE FEE RATES  NEGOTIATED BY THE ADVISOR AND ON THE  PERCENTAGE OF THE
     FUND'S ASSETS ALLOCATED TO THE SUBADVISORS BY MGI.

     2.  Comment.  On  page  6,  in  the  section  titled  "Board  of  Trustees'
Considerations," the Information Statement discloses:

     Additionally,  given that the fee  provided  under the Current  Subadvisory
     Agreement was identical to the fee under the Prior  Subadvisory  Agreement, the BOARD'S PRIOR DELIBERATIONS,  at the May 16 and 17, 2005

-----------------------------

(1)  See Investment Company Act Release No. 27173 (December 1, 2005).

(2)  Condition 3 provides:

          "Within 90 days of the hiring of a new  Subadviser,  the affected Fund
          shareholders   will  be  furnished  all  information   about  the  new
          Subadviser  that would be  included  in a proxy  statement,  EXCEPT AS
          MODIFIED TO PERMIT  AGGREGATE FEE DISCLOSURE.  This  information  will include  Aggregate Fee  Disclosure  and any change in such  disclosure caused by the addition of the new Subadviser. To meet this obligation, the Fund will provide  shareholders  within 90 days of the hiring of a new Subadviser with an information  statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the
          1934 Act,  EXCEPT AS  MODIFIED  BY THE ORDER TO PERMIT  AGGREGATE  FEE
          DISCLOSURE." (Emphasis added.)

U.S. Securities and Exchange Commission
December 27, 2006

     Board meeting, when the Prior Subadvisory Agreement was approved,  remained relevant. (Emphasis added.)

Disclose  the  Board's  "prior  deliberations"  at the May 2005  meeting as they pertained to the Prior Subadvisory Agreement.

     Response.   The  Registrant  will  include  the  following  new  underlined disclosure in the Information Statement:

     Additionally,  given that the fee  provided  under the Current  Subadvisory
     Agreement was identical to the fee under the Prior  Subadvisory  Agreement, the Board's prior  deliberations,  at the May 16 and 17, 2005 Board meeting
     (THE  "MAY  2005  MEETING"),  when  the  Prior  Subadvisory  Agreement  was approved, remained relevant.

     IN CONNECTION WITH THE  INDEPENDENT  TRUSTEES'  CONSIDERATION  OF THE PRIOR
     SUBADVISORY  AGREEMENT AT THE MAY 2005 MEETING,  THE  INDEPENDENT  TRUSTEES
     CONSIDERED  INFORMATION  RELATING  TO: (I) THE PROCESS BY WHICH THE ADVISOR
     SELECTED AND  RECOMMENDED  BLACKROCK FOR BOARD  APPROVAL;  (II) THE NATURE,
     EXTENT,  AND QUALITY OF THE SERVICES  THAT  BLACKROCK  WOULD PROVIDE TO THE
     FUND;  (III)  BLACKROCK'S   REPUTATION,   INVESTMENT  MANAGEMENT  BUSINESS,
     PERSONNEL, AND OPERATIONS;  (IV) BLACKROCK'S BROKERAGE AND TRADING POLICIES
     AND  PRACTICES;  (V)  THE  LEVEL  OF  SUBADVISORY  FEES  TO BE  CHARGED  BY
     BLACKROCK;  AND A  COMPARISON  OF THOSE  FEES TO THE FEES:  (A)  CHARGED BY
     BLACKROCK TO COMPARABLE  ACCOUNTS BLACKROCK MANAGED,  INCLUDING  REGISTERED
     AND UNREGISTERED  INVESTMENT COMPANIES OR OTHER POOLED INVESTMENT VEHICLES,
     AS  APPLICABLE,  AND  (B)  PAID  BY  CERTAIN  OTHER  REGISTERED  INVESTMENT
     COMPANIES (OR THEIR INVESTMENT  ADVISORS) AND HAVING INVESTMENT  OBJECTIVES
     SIMILAR TO THAT OF THE FUND; (VI)  BLACKROCK'S  COMPLIANCE  PROGRAM;  (VII)
     BLACKROCK'S  HISTORICAL  PERFORMANCE  RETURNS MANAGING A SIMILAR INVESTMENT
     MANDATE,  AND SUCH PERFORMANCE  COMPARISONS TO A RELEVANT INDEX; AND (VIII)
     BLACKROCK'S  FINANCIAL CONDITION.  THE INDEPENDENT TRUSTEES ALSO CONSIDERED
     AND ANALYZED OTHER  INFORMATION AND FACTORS THAT THE  INDEPENDENT  TRUSTEES
     DEEMED   RELEVANT  WITH  RESPECT  TO  BLACKROCK,   INCLUDING:   BLACKROCK'S
     MANAGEMENT  STYLE;  THE  QUALIFICATIONS  AND EXPERIENCE OF THE PERSONS THAT
     WILL  BE  RESPONSIBLE  FOR  THE  DAY-TO-DAY  MANAGEMENT  OF THE  FUND;  AND
     BLACKROCK'S STAFFING LEVELS AND OVERALL RESOURCES.

     AT THE MAY 2005  MEETING,  THE  INDEPENDENT  TRUSTEES  REVIEWED THE NATURE,
     QUALITY,  AND EXTENT OF THE  SERVICES TO BE PROVIDED  BY  BLACKROCK  TO THE
     FUND. THE INDEPENDENT TRUSTEES DISCUSSED THE SPECIFIC INVESTMENT PROCESS TO
     BE EMPLOYED BY BLACKROCK IN MANAGING THE ASSETS OF THE FUND TO BE ALLOCATED
     TO THE SUBADVISOR,  THE QUALIFICATIONS OF BLACKROCK'S INVESTMENT MANAGEMENT
     TEAM  WITH  REGARD TO  IMPLEMENTING  THE  FUND'S  INVESTMENT

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December 27, 2006

     MANDATE,  AND BLACKROCK'S  PERFORMANCE RECORD AS COMPARED TO ITS BENCHMARK.
     THE INDEPENDENT TRUSTEES CONSIDERED BLACKROCK'S  INFRASTRUCTURE AND WHETHER
     THE SUBADVISOR APPEARED TO SUPPORT ITS INVESTMENT STRATEGY ADEQUATELY.  THE
     INDEPENDENT  TRUSTEES ALSO  DISCUSSED  THE  ADVISOR'S  REVIEW AND SELECTION
     PROCESS WITH RESPECT TO BLACKROCK,  AND THE ADVISOR'S FAVORABLE  ASSESSMENT
     AS TO THE NATURE AND  QUALITY OF THE  SUBADVISORY  SERVICES  EXPECTED TO BE
     PROVIDED BY BLACKROCK.  THE INDEPENDENT  TRUSTEES  DETERMINED THAT THE FUND
     WOULD  BENEFIT FROM THE QUALITY AND  EXPERIENCE  OF  BLACKROCK'S  PORTFOLIO
     MANAGERS. BASED ON THEIR CONSIDERATION AND REVIEW OF THE FOREGOING FACTORS,
     THE INDEPENDENT TRUSTEES CONCLUDED THAT THE NATURE,  EXTENT, AND QUALITY OF
     THE  SUBADVISORY  SERVICES  TO BE  PROVIDED  BY  BLACKROCK  UNDER THE PRIOR
     SUBADVISORY  AGREEMENT,  AS WELL AS  BLACKROCK'S  ABILITY  TO  RENDER  SUCH
     SERVICES  BASED  ON  ITS  EXPERIENCE,   OPERATIONS,   AND  RESOURCES,  WERE
     APPROPRIATE FOR THE FUND, IN LIGHT OF THE FUND'S INVESTMENT OBJECTIVE.

     BECAUSE  THE FUND WAS NEWLY  FORMED  AND HAD NOT YET  COMMENCED  INVESTMENT
     OPERATIONS,   THE  INDEPENDENT  TRUSTEES  COULD  NOT  CONSIDER  BLACKROCK'S
     INVESTMENT  PERFORMANCE  WITH  RESPECT TO ITS  MANAGEMENT  OF THE FUND AS A
     FACTOR  IN  EVALUATING  THE  PRIOR  SUBADVISORY  AGREEMENT  AT THE MAY 2005
     MEETING.   HOWEVER,   THE  INDEPENDENT   TRUSTEES  DID  REVIEW  BLACKROCK'S
     HISTORICAL PERFORMANCE RECORD IN MANAGING OTHER FUNDS AND ACCOUNTS THAT ARE
     COMPARABLE  TO THE  FUND.  THE  INDEPENDENT  TRUSTEES  ALSO  COMPARED  THIS
     HISTORICAL  PERFORMANCE  TO A RELEVANT  BENCHMARK,  AND CONCLUDED  THAT THE
     HISTORICAL PERFORMANCE RECORD FOR THE SUBADVISOR,  VIEWED TOGETHER WITH THE
     OTHER FACTORS CONSIDERED BY THE INDEPENDENT TRUSTEES,  SUPPORTED A DECISION
     TO APPROVE THE PRIOR SUBADVISORY AGREEMENT.

     THE INDEPENDENT  TRUSTEES  DISCUSSED THE SERVICES THAT WOULD BE RENDERED BY
     BLACKROCK  AND EVALUATED  THE  COMPENSATION  TO BE PAID TO BLACKROCK BY THE
     ADVISOR. THE INDEPENDENT  TRUSTEES ALSO CONSIDERED  COMPARISONS OF THE FEES
     PAID TO  BLACKROCK BY THE ADVISOR WITH THE FEES CHARGED BY BLACKROCK TO ITS
     OTHER  CLIENTS.  THE  INDEPENDENT  TRUSTEES  NOTED THAT THE FEE SCHEDULE OF
     BLACKROCK INCLUDED BREAKPOINTS THAT WOULD REDUCE BLACKROCK'S FEES AS ASSETS
     IN THE FUND INCREASED. IN ADDITION, THE INDEPENDENT TRUSTEES CONSIDERED THE
     SELECTION AND DUE DILIGENCE  PROCESS EMPLOYED BY THE ADVISOR IN DECIDING TO
     RECOMMEND  BLACKROCK AS A SUBADVISOR TO THE FUND, AND THE ADVISOR'S REASONS
     FOR CONCLUDING  THAT THE FEES TO BE PAID TO THE SUBADVISOR FOR ITS SERVICES
     TO THE FUND  WERE  REASONABLE.  THE  INDEPENDENT  TRUSTEES  NOTED  THAT THE
     SUBADVISORY  FEES  WERE  PAID BY THE  ADVISOR  TO  BLACKROCK  AND  WERE NOT
     ADDITIONAL  FEES TO BE BORNE BY THE FUND.  BASED ON THEIR  DISCUSSION,  THE
     INDEPENDENT  TRUSTEES CONCLUDED THAT, IN LIGHT OF THE QUALITY AND EXTENT OF
     THE SERVICES TO BE

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December 27, 2006

     PROVIDED,  THE PROPOSED  FEES TO BE PAID TO  BLACKROCK  WITH RESPECT TO THE
     ASSETS TO BE ALLOCATED TO THE SUBADVISOR APPEARED TO BE WITHIN A REASONABLE
     RANGE.

     BASED ON THESE FACTORS,  THE DETERMINATION OF THE ADVISOR AT THE CONCLUSION
     OF ITS DUE  DILIGENCE  PROCESS,  AND  SUCH  OTHER  MATTERS  AS WERE  DEEMED
     RELEVANT, THE INDEPENDENT TRUSTEES, AT THE MAY 2005 MEETING, CONCLUDED THAT
     THE  PROPOSED  FEE RATE WAS  REASONABLE  IN RELATION TO THE  SERVICES TO BE
     PROVIDED TO THE FUND BY BLACKROCK.  AS A RESULT,  THE INDEPENDENT  TRUSTEES
     DECIDED TO  RECOMMEND  TO THE BOARD THE  APPROVAL OF THE PRIOR  SUBADVISORY
     AGREEMENT AT THE MAY 2005 MEETING.

     After full  consideration  of the factors  discussed  above,  INCLUDING THE
     INDEPENDENT TRUSTEES' DELIBERATIONS AT THE MAY 2005 MEETING, with no single factor identified as being of paramount importance,  the Board, including a majority of the  Independent  Trustees,  with the assistance of independent counsel,  concluded  AT THE JULY BOARD  MEETING  that the  approval  of the
     Current  Subadvisory  Agreement was in the best  interests of the Fund, and approved the Current Subadvisory Agreement with respect to the Fund.

                                   * * * * * *

     In connection with the Trust's  response to the SEC Staff's comments on the
Information Statement, the Trust acknowledges that: (i) the Trust is responsible for the adequacy of the disclosure in the Trust's  filings;  (ii) Staff comments or changes to disclosure in response to Staff  comments in the filings  reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings;  and (iii) the Trust may not assert Staff  comments as a defense in any proceeding  initiated by the SEC under the federal securities laws of the United
States.

U.S. Securities and Exchange Commission
December 27, 2006

     Please do not hesitate to contact Mark A. Sheehan,  at (215)  564-8027,  if you have any questions or wish to discuss any of the responses presented above.

                                             Sincerely,

                                             /s/Cynthia Lo Bessette
                                             Cynthia Lo Bessette
                                             Vice President and Secretary
                                             MGI Funds

cc:      David M. Goldenberg, Esq.
              Mercer Global Investments, Inc.
         Stuart H. Coleman, Esq.
              Stroock & Stroock & Lavan, LLP
         Bruce G. Leto, Esq.
              Stradley, Ronon, Stevens & Young, LLP